UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SMART GLOBAL HOLDINGS, INC.

(Name of Issuer)

Ordinary shares, par value $0.03 per share

(Title of Class of Securities)

G8232Y101

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

November 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Partners III Cayman (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,464,280
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,464,280
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,464,280
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 34.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,224
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,224
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,224
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,504,504
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,504,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,504,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 34.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,504,504
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,504,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,504,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 34.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru Fund Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,707,112
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,707,112
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,112
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 17.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,139
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,139
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,139
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,752,251
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,383 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,383 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. SLTA Sumeru (GP) Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,752,251
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,383 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,383 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,752,251
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,383 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,383 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	See Items 5 and 6.

This Amendment No. 1 (the “Amendment No. 1”),being filed by Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”), Silver Lake Technology Investors III Cayman, L.P. (“SLTI III Cayman,” and together with SLP III Cayman, the “SLP III Cayman Entities”), Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”), Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore Ltd”), Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”), Silver Lake Technology Investors Sumeru Cayman, L.P. (“SLTI Sumeru Cayman,” and together with SLS Cayman, the “SLS Cayman Entities,” and collectively with the SLP III Cayman Entities, the “Silver Lake Investors”), Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”), SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP Cayman”), and Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd” and collectively with SLTA III Cayman, SL III Offshore Ltd, the Silver Lake Investors, SLTA Sumeru Cayman and SLTA Sumeru GP Cayman, the “Reporting Persons), amends the Schedule 13D initially filed on June 9, 2017 (the “Original 13D”, and as amended by this Amendment No. 1, the “Schedule 13D”), relating to the Ordinary shares, par value $0.03 per share (the “Ordinary Shares”), of SMART Global Holdings, Inc., a Cayman Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Each of the Reporting Persons is a Cayman Islands entity. The Items below amend the information disclosed under the corresponding Items of the Original 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D.

Item 4. Purpose of the Transaction.

The first paragraph of Item 4 is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

The first through fifth paragraphs of Item 5 of the Original 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 11,449,887 Ordinary Shares of the Issuer, which includes (i) 7,464,280 Ordinary Shares held by SLP III Cayman; (ii) 40,224 Ordinary Shares held by SLTI III Cayman; (iii) 3,707,112 Ordinary Shares held by SLS Cayman; (iv) 45,139 Ordinary Shares held by SLTI Sumeru Cayman and (v) 193,132 Ordinary Shares held by Mr. Shah and his affiliated investment vehicles (see “Sponsor Shareholders Agreement” in Item 6 below), representing in the aggregate approximately 52.4% of the issued and outstanding Ordinary Shares of the Issuer.

The beneficial ownership reported herein does not include Ordinary Shares beneficially owned by certain investors in the Issuer over which the Reporting Persons may be deemed to share dispositive power by virtue of the rights and obligations set forth in the Investors Shareholders Agreement, described further in Item 6 below. The Reporting Persons disclaim beneficial ownership over any such Ordinary Shares.

The percentages of beneficial ownership in this Schedule 13D are based on 21,854,056 Ordinary Shares of the Issuer outstanding as of December 4, 2017, as provided by the Issuer.

Information with respect to the beneficial ownership of Ordinary Shares by the directors of SL III Offshore Ltd and SL Sumeru Offshore Ltd is set forth in Annex A attached to the Original 13D, as amended as set forth in Annex A-2 of this Amendment No. 1 and incorporated herein by reference in response to this Item 5.

Item 5(c) is hereby amended and restated as follows:

(c) Except as set forth in this Amendment No. 1, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, the persons listed in Annex A, have effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The section entitled “Investors Shareholders Agreement” in Item 6 of the Original 13D is hereby amended and restated as follows:

Investors Shareholders Agreement

The Silver Lake Investors are parties to a shareholder agreement (the “Investors Shareholders Agreement”) with the Issuer, certain management investors, and the Shah Co-Investors as well as certain investors in warrants issued by the Issuer (the “Warrant Investors”). On October 17, 2017, the Issuer and the Silver Lake Investors entered into Amendment No. 3 to the Investors Shareholders Agreement.

Restrictions on Transfer

Under the Investors Shareholders Agreement, no Management Investor (as defined in the Investors Shareholders Agreement) may transfer Ordinary Shares without the consent of the Silver Lake Investors to any person that (i) is a competitor or potential competitor of the Issuer, (ii) is known to be adverse to the interests of the Issuer or (iii) is known to hold (directly or indirectly) more than 5% ownership interest in any such competitor or adverse person (other than in a registered public offering or under Rule 144 under the Securities Act of 1933).

In addition, the Investors Shareholders Agreement includes additional transfer restrictions applicable to a group of key management investors, including Iain MacKenzie (the Issuer’s President and Chief Executive Officer), Alan Marten (the Issuer’s Senior Vice President and Chief Strategy Officer) and Bruce Goldberg (the Issuer’s Vice President, Chief Legal Officer and Chief Compliance Officer), which will terminate on the third anniversary of the Issuer’s IPO. These transfer restrictions include caps on the number of ordinary shares that may be transferred by such key management investors (or his or her permitted transferees). Such caps will be based on the number of shares transferred by the Silver Lake Investors during the applicable period; provided that (i) from the period beginning on the first anniversary of the Issuer’s IPO and ending on the second anniversary of the IPO, the cap with respect to each key management investor shall be no lower than 20% of the sum of the number of Ordinary Shares held by such investor and the number of Ordinary Shares underlying vested options and options which vest during such period and RSUs held by such investor, each as of the first anniversary of the IPO and (ii) from the period beginning on the second anniversary of the IPO and ending on the third anniversary of the IPO, the cap with respect to each key management investor shall be no lower than 20% of the sum of the number of Ordinary Shares held by such investor and the number of Ordinary Shares underlying vested options and options which vest during such period and RSUs held by such investor, each as of the second anniversary of the IPO.

Lock-Up Provisions

The Investors Shareholders Agreement provides that, following the Issuer’s IPO, each Management Investor and Warrant Investor (provided for offerings following the IPO, only if such Warrant Investor beneficially owns more than 5% of the Ordinary Shares) may not, to the extent requested by the Issuer, the Silver Lake Investors and/or any underwriter, (1) offer for sale, sell, pledge, or otherwise dispose of any equity securities of the Issuer or securities convertible into or exercisable or exchangeable for equity securities of the Issuer, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of equity securities of the Issuer, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of equity securities of the Issuer, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any equity securities of the Issuer or securities convertible into or exercisable or exchangeable for equity securities of the Issuer or (4) publicly disclose the intention to do any of the foregoing; provided that if any Silver Lake Investor agrees to such restrictions for any shorter period than described above, then each Management Investor and Warrant Investor, as applicable, shall only be obligated for such shorter period. The Investors Shareholders Agreement requires each Management Investor and Warrant Investor, as applicable, if requested by the managing underwriter or underwriters of the Issuer’s IPO, to execute a customary agreement on the same terms and conditions as the Silver Lake Investors reflecting its agreement to abide by such transfer restrictions. The terms of this Lock-Up Agreement are further described below.

The foregoing description of the Investors Shareholders Agreement is qualified in its entirety by reference to the Investors Shareholders Agreement, as amended, which is filed as Exhibits C and G to this Schedule 13D and incorporated by reference herein.

In addition, Item 6 of the Original 13D is hereby amended and supplemented by inserting the following to the end thereof:

On November 29, 2017, the Silver Lake Investors entered into an Underwriting Agreement with the Issuer, Barclays Capital Inc., as representative of the several underwriters named in Schedule I thereto (the “Secondary Underwriters”), and the other selling shareholders named in Schedule II thereto, pursuant to which, among other things, the Silver Lake Investors agreed to sell an aggregate of 3,000,000 Ordinary Shares to the Secondary Underwriters at price of $32.10 per Ordinary Share and granted the Secondary Underwriters a 30-day option to purchase up to an additional 456,172 Ordinary Shares at such price (the “Secondary Offering”). The Secondary Offering closed on December 4, 2017, at which time the Secondary Underwriters purchased 1,989,280 Ordinary Shares from SLP III Cayman, 10,720 Ordinary Shares from SLTI III Cayman, 987, 970 Ordinary Shares from SLS Cayman and 12,030 Ordinary Shares from SLTI Sumeru Cayman. The Secondary Underwriters have the option to purchase up to an additional 302,485 Ordinary Shares from SLP III Cayman, 1,630 Ordinary Shares from SLTI III Cayman, 150,228 Ordinary Shares from SLS Cayman and 1,829 Ordinary Shares from SLTI Sumeru Cayman. The Ordinary Shares purchased by the Secondary Underwriters were offered and sold to the public pursuant to the Issuer’s registration statement on Form S-1 (File No. 333- 221760) filed on November 28, 2017.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the form of Underwriting Agreement, a copy of which is filed as Exhibit H hereto, and is incorporated by reference into this Item 6.

In connection with the Secondary Offering, the Silver Lake Investors and certain officers, directors and other investors of the Issuer entered into a lock-up agreement (the “Secondary Lock-Up Agreement”) and agreed with the Secondary Underwriters, subject to certain exceptions, not to (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Ordinary Shares (including, without limitation, Ordinary Shares that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the Securities and Exchange Commission and Ordinary Shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Ordinary Shares, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Ordinary Shares, whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares or any other securities of the Issuer, or (iv) publicly disclose the intention to do any of the foregoing, in each case for a period commencing on the date of the lock-up agreement and ending on the 90th day after the date of the prospectus relating to the Secondary Offering, except with the prior written consent of Barclays Capital Inc.

The foregoing description of the Secondary Lock-Up Agreement is qualified in its entirety by reference to the form of the Secondary Lock-Up Agreement, which is filed as Exhibit I to this Schedule 13D and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original 13D is hereby amended by adding the following to the end thereof:

G.	Amendment No. 3 to Investors Shareholders Agreement, by and among SMART Global Holdings, Inc., Silver Lake Partners III Cayman (AIV III), L.P., Silver Lake Technology Investors III Cayman, L.P., Silver Lake Sumeru Fund Cayman, L.P. and Silver Lake Technology Investors Sumeru Cayman, L.P., the Management Investors and the Warrant Investors (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on October 23, 2017)

H.	Form of Underwriting Agreement (incorporated herein by reference to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on November 28, 2017)

I.	Form of Lock-Up Letter Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on November 28, 2017)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2017

Silver Lake Partners III Cayman (AIV III), L.P.
By:	Silver Lake Technology Associates III Cayman, L.P., its general partner By: Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Investors III Cayman, L.P.
By:	Silver Lake Technology Associates III Cayman, L.P., its general partner By: Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Associates III Cayman, L.P.
By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake (Offshore) AIV GP III, Ltd.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Sumeru Fund Cayman, L.P.
By:	Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner By: SLTA Sumeru (GP) Cayman, L.P., its general partner By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Investors Sumeru Cayman, L.P.
By:	Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner By: SLTA Sumeru (GP) Cayman, L.P., its general partner By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Associates Sumeru Cayman, L.P.
By:	SLTA Sumeru (GP) Cayman, L.P., its general partner By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

SLTA Sumeru (GP) Cayman, L.P.
By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Sumeru (Offshore) AIV GP, Ltd.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Annex A-2

The final paragraph of Annex A-2 of the Original 13D is hereby amended and restated as follows:

Mr. Shah beneficially owns 193,132 Ordinary Shares of the Issuer, or approximately 0.9% of the outstanding Ordinary Shares, which includes (i) 74,124 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 1, for which Mr. Shah serves as a trustee; (ii) 8,339 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 3, for which Mr. Shah serves as a trustee; (iii) 92,182 shares of record held by The Ajay B. Shah and Lata K. Shah 1996 Trust (U/A/D 5/28/1996), for which Mr. Shah serves as a trustee; (iv) 14,305 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 4, for which Mr. Shah serves as a trustee; and (v) 4,182 shares held of record by Mr. Shah. All such Ordinary Shares were acquired by the holders at the time of the Merger. Other than Mr. Shah, none of the persons listed above beneficially owns any Ordinary Shares of the Issuer.

EXHIBIT INDEX

The Exhibit Index of the Original 13D is hereby amended by adding the following to the end thereof:

G.	Amendment No. 3 to Investors Shareholders Agreement, by and among SMART Global Holdings, Inc., Silver Lake Partners III Cayman (AIV III), L.P., Silver Lake Technology Investors III Cayman, L.P., Silver Lake Sumeru Fund Cayman, L.P. and Silver Lake Technology Investors Sumeru Cayman, L.P., the Management Investors and the Warrant Investors (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on October 23, 2017)

H.	Form of Underwriting Agreement (incorporated herein by reference to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on November 28, 2017)

I.	Form of Lock-Up Letter Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on November 28, 2017)